FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: July 28, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2016

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2016

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2016

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three months ended June 30, 2016	319,985	(5.7)	12,270	(62.3)	24,798	(47.2)	17,453	(44.7)
Three months ended June 30, 2015	339,247	1.4	32,583	73.5	47,010	53.2	31,575	62.2

(Note) Comprehensive income:

(15,754) million yen for the three months ended June 30, 2016

104,228 million yen for the three months ended June 30, 2015, 236.2% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Three months ended June 30, 2016	47.58	47.58
Three months ended June 30, 2015	86.07	86.07

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2016	2,998,367	2,338,104	2,255,921	75.2
March 31, 2016	3,095,049	2,373,762	2,284,264	73.8

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	50.00	—	50.00	100.00
Year ending March 31, 2017	—	—	—	—	100.00

(Note) Dividends per share for the year ending March 31, 2017 are forecasted to be 100.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2017

					(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2017	1,520,000	2.7	110,000	18.7	130,000	(10.7)	85,000	(22.1)	231.70

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the three months ended June 30, 2016.

(Notes)

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2016: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: None

For detailed information, please refer to the accompanying “2. OTHER INFORMATION” on page 9.

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at June 30, 2016	377,618,580 shares at March 31, 2016

(ii) Number of treasury stock:

10,761,789 shares at June 30, 2016	10,761,503 shares at March 31, 2016

(iii) Average number of shares outstanding:

366,856,906 shares for the three months ended June 30, 2016	366,860,677 shares for the three months ended June 30, 2015

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2016. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2016

Economic Situation and Business Environment

During the three months ended June 30, 2016 (“the first quarter”), the Japanese economy was sluggish due to continued stagnation in personal consumption. Overseas, the U.S. economy was solid on the back of growth in personal consumption, while the European economy registered only moderate growth and growth rate in the Chinese economy continued to slow. As for exchange rates, the yen appreciated compared with the three months ended June 30, 2015 (“the previous first quarter”).

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), the automotive market remained firm due to an increase in sales volume primarily in Asian markets. In contrast, in the information and communications market, components demand slowed due to smartphone production adjustments. Demand in the domestic solar energy market also declined due to a reduction in purchasing price under the feed-in tariff.

Consolidated Financial Results

During the first quarter, sales in the Equipment Business remained flat compared with the previous first quarter, while sales in the Components Business generally decreased. As a result, consolidated net sales for the first quarter decreased by ¥19,262 million, or 5.7%, compared with the previous first quarter, to ¥319,985 million.

Profit from operations decreased by ¥20,313 million, or 62.3%, to ¥12,270 million, compared with the previous first quarter. Income before income taxes decreased by ¥22,212 million, or 47.2%, to ¥24,798 million, and net income attributable to shareholders of Kyocera Corporation for the first quarter decreased by ¥14,122 million, or 44.7%, to ¥17,453 million, compared with the previous first quarter, respectively. It should be noted that profit from a sale of assets in the amount of approximately ¥12 billion was recorded in the previous first quarter.

Average exchange rates for the first quarter were ¥108 to the U.S. dollar, marking appreciation of ¥13 (approximately 11%) and ¥122 to the Euro, marking appreciation of ¥12 (approximately 9%) from the previous first quarter. As a result, net sales and income before income taxes after translation into yen for the first quarter were pushed down by approximately ¥25 billion and approximately ¥5 billion compared with the previous first quarter, respectively.

	Three months ended June 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥339,247	100.0	¥319,985	100.0	¥(19,262)	(5.7)
Profit from operations	32,583	9.6	12,270	3.8	(20,313)	(62.3)
Income before income taxes	47,010	13.9	24,798	7.7	(22,212)	(47.2)
Net income attributable to shareholders of Kyocera Corporation	31,575	9.3	17,453	5.5	(14,122)	(44.7)
Average US$ exchange rate	121	—	108	—	—	—
Average Euro exchange rate	134	—	122	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment were roughly on par with the previous first quarter due to a decrease in sales of components for information and communications market, despite an increase in sales of automotive components. Operating profit decreased due primarily to the impact of a change in product mix.

2) Semiconductor Parts Group

Sales in this reporting segment decreased compared with the previous first quarter due mainly to the impact of yen’s appreciation. Operating profit decreased due to the absence of the profit from the sale of assets recorded in the previous first quarter in the amount of approximately ¥12 billion, the impact of yen’s appreciation and a lower sales of products for the communications market.

3) Applied Ceramic Products Group

Sales and Operating profit in this reporting segment decreased compared with the previous first quarter due to a decline in sales in the solar energy business mainly as a result of a decline in demand in Japan.

4) Electronic Device Group

Sales and operating profit in this reporting segment decreased compared with the previous first quarter due to a decline in sales of components for the smartphone and industrial equipment markets as a result of production adjustments in these markets and due to the impact of the yen’s appreciation.

5) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous first quarter due to an increase in sales of mobile phones with unique features such as higher durability in Japan and overseas. As a result, operating loss was reduced compared with the previous first quarter.

6) Information Equipment Group

Sales and operating profit in this reporting segment decreased compared with the previous first quarter due to the impact of the yen’s appreciation, despite a flat shipment of equipment compared with the previous first quarter as a result of active sales promotion activities.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥22,901	6.7	¥22,513	7.0	¥(388)	(1.7)
Semiconductor Parts Group	60,298	17.8	56,005	17.5	(4,293)	(7.1)
Applied Ceramic Products Group	52,514	15.5	45,557	14.3	(6,957)	(13.2)
Electronic Device Group	70,533	20.8	65,243	20.4	(5,290)	(7.5)

Total Components Business	206,246	60.8	189,318	59.2	(16,928)	(8.2)
Telecommunications Equipment Group	28,681	8.4	34,134	10.7	5,453	19.0
Information Equipment Group	79,651	23.5	74,939	23.4	(4,712)	(5.9)

Total Equipment Business	108,332	31.9	109,073	34.1	741	0.7
Others	34,542	10.2	30,837	9.6	(3,705)	(10.7)
Adjustments and eliminations	(9,873)	(2.9)	(9,243)	(2.9)	630	—

Net sales	¥339,247	100.0	¥319,985	100.0	¥(19,262)	(5.7)

Operating Profit (Loss) by Reporting Segment
	Three months ended June 30,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥4,199	18.3	¥2,359	10.5	¥(1,840)	(43.8)
Semiconductor Parts Group	20,986	34.8	4,585	8.2	(16,401)	(78.2)
Applied Ceramic Products Group	3,581	6.8	1,526	3.3	(2,055)	(57.4)
Electronic Device Group	9,446	13.4	5,211	8.0	(4,235)	(44.8)

Total Components Business	38,212	18.5	13,681	7.2	(24,531)	(64.2)
Telecommunications Equipment Group	(6,142)	—	(5,551)	—	591	—
Information Equipment Group	6,410	8.0	5,851	7.8	(559)	(8.7)

Total Equipment Business	268	0.2	300	0.3	32	11.9
Others	(1,191)	—	(2,573)	—	(1,382)	—

Operating profit	37,289	11.0	11,408	3.6	(25,881)	(69.4)
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	10,168	—	13,671	—	3,503	34.5
Adjustments and eliminations	(447)	—	(281)	—	166	—

Income before income taxes	¥47,010	13.9	¥24,798	7.7	¥(22,212)	(47.2)

*	% to net sales of each corresponding segment

Note:

Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the previous first quarter have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of assets was included in the operating profit of the “Semiconductor Parts Group” for the previous first quarter.

Net Sales by Geographic Area

1) Japan

Sales in Japan increased compared with the previous first quarter due primarily to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group as well as to the contribution of sales from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015.

2) Asia

Sales in Asia decreased compared with the previous first quarter due primarily to a decline in sales in the Semiconductor Parts Group and the Fine Ceramic Parts Group as well as to the effect of the yen’s appreciation.

3) United States of America

Sales in the United States of America decreased compared with the previous first quarter due mainly to a decline in sales in the Information Equipment Group and the Electronic Device Group which were affected by the effect of the yen’s appreciation.

4) Europe

Sales in Europe decreased compared with the previous first quarter due mainly to a decline in sales in the Information Equipment Group and the Electronic Device Group which were affected by the effect of the yen’s appreciation.

5) Others

Sales in Others decreased compared with the previous first quarter due primarily to a decline in sales in the Semiconductor Parts Group and the Information Equipment Group.

	Three months ended June 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥125,029	36.8	¥129,255	40.4	¥ 4,226	3.4
Asia	79,597	23.5	67,316	21.0	(12,281)	(15.4)
United States of America	58,748	17.3	55,395	17.3	(3,353)	(5.7)
Europe	60,376	17.8	54,284	17.0	(6,092)	(10.1)
Others	15,497	4.6	13,735	4.3	(1,762)	(11.4)

Net sales	¥339,247	100.0	¥319,985	100.0	¥(19,262)	(5.7)

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2016 decreased by ¥29,005 million to ¥345,015 million from ¥374,020 million at March 31, 2016.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter increased by ¥4,767 million to ¥37,459 million from ¥32,692 million for the previous first quarter. This mainly reflected that an increase in cash inflow due to the changes in accounts payable exceeded a decrease in cash inflow due to the changes in accounts receivables.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter decreased by ¥19,974 million to ¥24,436 million from ¥44,410 million for the previous first quarter. This was due mainly to an increase in maturities and sales of securities, which exceeded a decrease in proceeds from sales of property, plant and equipment.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by ¥125 million to ¥24,711 million from ¥24,586 million for the previous first quarter. This was due mainly to increases in payments of short-term and long-term debts, which exceeded a decrease in dividends paid.

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Cash flows from operating activities	¥32,692	¥37,459
Cash flows from investing activities	(44,410)	(24,436)
Cash flows from financing activities	(24,586)	(24,711)
Effect of exchange rate changes on cash and cash equivalents	4,099	(17,317)
Net decrease in cash and cash equivalents	(32,205)	(29,005)
Cash and cash equivalents at beginning of period	351,363	374,020
Cash and cash equivalents at end of period	¥319,158	¥345,015

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2017

In the first quarter, demand for core products was largely in line with initial projections. From the three months ending September 30, 2016 (“the second quarter”) onward, Kyocera forecasts an increase in component demand due to recovery in production of smartphones. Kyocera also forecasts an increase in sales in the solar energy business in both the public and commercial sectors and growth in sales in the Equipment Business. Based on these forecasts, Kyocera has not made any changes to the sales and profit forecasts for the year ending March 31, 2017 that were announced on April 27, 2016.

In light of recent circumstances, Kyocera has revised assumed exchange rates for the second quarter onward from ¥110 to ¥105 against the U.S. dollar and from ¥120 to ¥115 against the Euro compared with the forecasts made in April. As a result, full-year forecasts of average exchange rates for fiscal 2017 have been revised to ¥106 to the U.S. dollar and ¥117 to the Euro.

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017		Increase (Decrease) to Results
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥40,373	2.7
Profit from operations	92,656	6.3	110,000	7.2	17,344	18.7
Income before income taxes	145,583	9.8	130,000	8.6	(15,583)	(10.7)
Net income attributable to shareholders of Kyocera Corporation	109,047	7.4	85,000	5.6	(24,047)	(22.1)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2016 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2016		June 30, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥374,020		¥345,015		¥(29,005)
Short-term investments in debt securities	101,566		72,834		(28,732)
Other short-term investments	213,613		225,903		12,290
Trade notes receivables	22,832		20,186		(2,646)
Trade accounts receivables	266,462		227,144		(39,318)
Less allowances for doubtful accounts and sales returns	(5,278)		(5,327)		(49)
Inventories	327,875		315,713		(12,162)
Other current assets	133,671		133,598		(73)

Total current assets	1,434,761	46.4	1,335,066	44.5	(99,695)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,131,403		1,152,009		20,606
Other long-term investments	20,130		20,494		364

Total investments and advances	1,151,533	37.2	1,172,503	39.1	20,970

Property, plant and equipment:
Land	59,914		59,284		(630)
Buildings	344,087		340,133		(3,954)
Machinery and equipment	841,895		831,073		(10,822)
Construction in progress	18,314		17,197		(1,117)
Less accumulated depreciation	(999,723)		(984,135)		15,588

Total property, plant and equipment	264,487	8.5	263,552	8.8	(935)

Goodwill	102,599	3.3	100,122	3.3	(2,477)
Intangible assets	59,106	1.9	53,696	1.8	(5,410)
Other assets	82,563	2.7	73,428	2.5	(9,135)

Total non-current assets	1,660,288	53.6	1,663,301	55.5	3,013

Total assets	¥3,095,049	100.0	¥2,998,367	100.0	¥(96,682)

	March 31, 2016		June 30, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥5,119		¥999		¥(4,120)
Current portion of long-term debt	9,516		8,084		(1,432)
Trade notes and accounts payable	115,644		100,589		(15,055)
Other notes and accounts payable	82,758		74,725		(8,033)
Accrued payroll and bonus	59,959		48,232		(11,727)
Accrued income taxes	22,847		4,636		(18,211)
Other accrued liabilities	43,525		38,320		(5,205)
Other current liabilities	28,464		34,652		6,188

Total current liabilities	367,832	11.9	310,237	10.3	(57,595)

Non-current liabilities:
Long-term debt	18,115		15,197		(2,918)
Accrued pension and severance liabilities	46,101		43,637		(2,464)
Deferred income taxes	271,220		273,367		2,147
Other non-current liabilities	18,019		17,825		(194)

Total non-current liabilities	353,455	11.4	350,026	11.7	(3,429)

Total liabilities	721,287	23.3	660,263	22.0	(61,024)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,844		162,937		93
Retained earnings	1,571,002		1,570,112		(890)
Accumulated other comprehensive income	469,803		442,258		(27,545)
Common stock in treasury, at cost	(35,088)		(35,089)		(1)

Total Kyocera Corporation shareholders’ equity	2,284,264	73.8	2,255,921	75.2	(28,343)

Noncontrolling interests	89,498	2.9	82,183	2.8	(7,315)

Total equity	2,373,762	76.7	2,338,104	78.0	(35,658)

Total liabilities and equity	¥3,095,049	100.0	¥2,998,367	100.0	¥(96,682)

Note: Accumulated other comprehensive income is as follows:

	March 31, 2016	June 30, 2016	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥517,190	¥535,433	¥18,243
Net unrealized losses on derivative financial instruments	(488)	(519)	(31)
Pension adjustments	(42,648)	(41,354)	1,294
Foreign currency translation adjustments	(4,251)	(51,302)	(47,051)

Total	¥469,803	¥442,258	¥(27,545)

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥339,247	100.0	¥319,985	100.0	¥(19,262)	(5.7)
Cost of sales	248,761	73.3	239,855	75.0	(8,906)	(3.6)

Gross profit	90,486	26.7	80,130	25.0	(10,356)	(11.4)
Selling, general and administrative expenses	57,903	17.1	67,860	21.2	9,957	17.2

Profit from operations	32,583	9.6	12,270	3.8	(20,313)	(62.3)

Other income (expenses) :
Interest and dividend income	12,674	3.7	14,584	4.6	1,910	15.1
Interest expense	(381)	(0.1)	(1,058)	(0.3)	(677)	—
Foreign currency transaction gains, net	1,666	0.5	(1,273)	(0.4)	(2,939)	—
Gains on sales of securities	—	—	103	0.0	103	—
Other, net	468	0.2	172	0.0	(296)	(63.2)

Total other income (expenses)	14,427	4.3	12,528	3.9	(1,899)	(13.2)

Income before income taxes	47,010	13.9	24,798	7.7	(22,212)	(47.2)
Income taxes	13,946	4.2	6,324	1.9	(7,622)	(54.7)

Net income	33,064	9.7	18,474	5.8	(14,590)	(44.1)
Net income attributable to noncontrolling interests	(1,489)	(0.4)	(1,021)	(0.3)	468	—

Net income attributable to shareholders of Kyocera Corporation	¥31,575	9.3	¥17,453	5.5	¥(14,122)	(44.7)

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥86.07		¥47.58
Diluted	86.07		47.58
Average number of shares of common stock outstanding:
Basic	366,861		366,857
Diluted	366,861		366,857

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥33,064	¥18,474	¥(14,590)

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	59,739	18,204	(41,535)
Net unrealized losses on derivative financial instruments	(52)	(17)	35
Pension adjustments	(820)	1,421	2,241
Foreign currency translation adjustments	12,297	(53,836)	(66,133)

Total other comprehensive income (loss)	71,164	(34,228)	(105,392)

Comprehensive income (loss)	104,228	(15,754)	(119,982)
Comprehensive income (loss) attributable to noncontrolling interests	(2,906)	5,669	8,575

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥101,322	¥(10,085)	¥(111,407)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.